

Mail Stop 3561

January 28, 2008

Mr. John H. Marmaduke
President and Chief Executive Officer
Hastings Entertainment, Inc.
3601 Plains Boulevard
Amarillo, Texas 79102

      RE: **Hastings Entertainment, Inc.**
             Form 10-K for Fiscal Year Ended January 31, 2007
             Filed April 20, 2007
             File No. 0-24381

Dear Mr. Marmaduke:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2007

Liquidity and Capital Resources, page 25

1.   Please revise your discussion of changes in cash provided or used by operating
        activities to explain in a reasonable amount of detail the reasons for significant
        changes in working capital accounts such as inventories, other assets, accounts
        payable and accrued expenses and other liabilities.

Contractual Obligations and Off-Balance Sheet Arrangements, page 27

2.   Please revise the narrative accompanying your table of contractual obligations to
        clarify what is included in the line item for operating leases. For example, please
        disclose whether the disclosed amounts include insurance, taxes, maintenance and
        other costs required by operating leases. Also, provide a context for readers to
        understand the impact of such costs on your operating lease obligations. See Item
        303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the
        Commission's Guidance Regarding Management's Discussion and Analysis of
        Financial Condition and Results of Operations.

Note 1. Operations and Summary or Significant Accounting Policies, page 36

3.   Please tell us and disclose how you account for transactions where customers
        trade-in used merchandise in exchange for merchandise credit, new merchandise,
        or cash.

Revenue Recognition, page 36

4.   Please tell us and disclose where you classify revenue sharing payments on the
        statements of operations. If these payments are not included within gross profit,
        please tell us why.

5.   Please disclose your accounting policy for gift cards that are never redeemed or
        are not redeemed over an extended period of time. To the extent that unredeemed
        gift card liabilities are relieved into income, please disclose the timing of
        recognition of such income. Further, please disclose either here or in
        Management's Discussion and Analysis the amount of unredeemed gift cards
        recorded as income in each period presented, if material. If you believe the
        amount of breakage is immaterial for disclosure, please provide us support for
        your belief. Refer to APB 22.

Note 6. Long-term Debt, page 44

6.   Please disclose the amount of retained earnings or net income restricted as to the payment of dividends pursuant to your credit facility. Refer to Rule 4-08(e) of Regulation S-X.

Item 9A. Controls and Procedures, page 54

7.   Please revise the disclosures regarding your principal executive and financial officers' conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise revise accordingly.

8.   Please revise your disclosure regarding changes in internal control over financial reporting to identify any changes that occurred *during your last fiscal quarter* that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief